Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Liberty Bancshares, Inc.

Commission File No. 333-106000

PRESS RELEASE	For more information contact:
Prosperity Bancshares, Inc. SM	Dan Rollins
Prosperity Bank Plaza	Senior Vice President
4295 San Felipe	713.693.9300
Houston, Texas 77027	dan.rollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

PROSPERITY BANCSHARES, INC. SM

TO ACQUIRE

VILLAGE BANK and TRUST

Prosperity Bank® expands in the Austin Market

HOUSTON, May 13, 2004. Prosperity Bancshares, Inc. SM (NASDAQ: PRSP) announced today the signing of a definitive agreement to acquire Village Bank and Trust, Austin, Texas.

Village operates one (1) banking office in Austin, Texas, which will continue to operate with the same management when the acquisition is completed. As of March 31, 2004, Village had total assets of $110.4 million, loans of $80.5 million, deposits of $96.7 million and shareholders’ equity of $10.5 million.

“We are pleased to announce our second acquisition in Austin. The combination of Village Bank and Trust with our previously announced acquisition of Liberty Bank will allow us to enter the Austin market with over $250 million in deposits and seven (7) full service banking centers. Village Bank and Trust is another excellent partner for us as we continue toward our goal of becoming a true

Texas bank,” commented David Zalman, Chairman and Chief Executive Officer of Prosperity Bank®.

Under terms of the agreement, Prosperity will pay approximately $20.2 million in cash, subject to adjustment, for all outstanding shares of Village.

The merger has been approved by the Board of Directors of both companies and is expected to close this fall. The transaction is subject to certain conditions, approval by Village shareholders and customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2004.

Prosperity expects that the merger will be immediately accretive to earnings. This estimate does not consider any anticipated revenue enhancements that may be realized from the merger.

“The Lakeway area of Austin is growing quickly and Village Bank and Trust has played an important part of this growth. By leveraging our product and service capabilities over an expanded customer base, we will be able to continue our own growth,” added Dan Rollins, Vice Chairman of Prosperity Bank®. “The professional bankers at Village will become active members of our Austin team.”

“We are excited about the opportunity to join forces with such a successful and community minded organization that shares so many of our values, “ said Mike Meyer, President and Chief Executive Officer of Village Bank and Trust. “This merger will enable us to compete more effectively in our existing core lines of business of residential interim construction and mortgage lending and provide our customers with additional commercial and personal loan and deposit products and services...all of this from the same officers and staff that have served our customers so well for the past five years.”

Meyer will join Prosperity as President—Lakeway upon consummation of the transaction. He will provide leadership and guidance in an effort to continue Prosperity’s growth in the Austin area.

Strategic Rationale and Economics

•	Financially & strategically attractive
•	Market expansion opportunity for Prosperity Bank®
•	Immediately accretive to EPS
•	Attractive core deposit franchise; provides platform for growth
•	Village efficiency ratio of 74.6% makes expense saves reasonable

•	Transaction Details
•	Total cash consideration: $20.2 million
•	Accounting Treatment: Purchase Accounting
•	Expected closing: 3Q 2004
•	Integration completion: 4Q 2004

•	Valuation
•	Price/book: 1.93x
•	Price/tangible Book: 1.98x
•	Price to 2002 earnings: 20.04x
•	Price to 2003 earnings: 20.12x
•	Price/assets 18.30%
•	Deposit premium: 10.35%

Acquisition of Liberty Bank

On April 26, 2004, Prosperity Bancshares, Inc. announced the signing of a definitive agreement to acquire Liberty Bank. Coupled with the proposed merger with Village Bank and Trust, these transactions further solidify Prosperity’s presence in the central Texas area, and are logical extensions of Prosperity’s geographic franchise across Texas. Under terms of the agreement, Prosperity will issue approximately 1,300,000 shares of its common stock plus $10.5 million in cash, subject to adjustment, for all outstanding shares of Liberty Bank.

Liberty Bank is privately held and operates a total of six (6) banking offices in the Austin area. As of March 31, 2004, Liberty Bank had total assets of $186.0 million, loans of $127.7 million, deposits of $170.0 million and shareholders’ equity of $16.2 million.

The merger has been approved by the Board of Directors of both companies. The transaction is expected to close in the third quarter 2004 and is subject to customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2004.

Upon consummation of the Village Bank and Trust and Liberty Bank transactions, Prosperity will have a total of fifty-eight (58) banking centers, twenty-nine (29) in the Houston CMSA, eleven (11) in the Dallas area, seven (7) in the Austin area, and eleven (11) in eight contiguous counties south and southwest of Houston.

Corporate Profile

Prosperity Bancshares, Inc. SM, a $2.4 billion Houston, Texas based regional financial holding company, formed in 1983, placed 82nd on Fortune magazine’s annual ranking of “America’s 100 Fastest-Growing Companies” as published in the September 2003 issue. This distinction is one of several for Prosperity over the past few months. Other performance-based honors include ABA Banking Journal (Best of the Big Banks—The Top 50); Fortune Small Business (The FSB 100—America’s Fastest Growing Small Companies); Houston Chronicle (Top 100 Houston Companies) and US Banker (Top 100 Publicly Traded Mid-Tier Banks).

Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at www.prosperitybanktx.com, Retail Brokerage Services, MasterMoney Debit Cards, and 24 hour voice response banking. Prosperity currently operates fifty-one (51) full service banking locations, twenty-nine (29) in the Houston CMSA, eleven (11) in the Dallas area and eleven (11) in eight contiguous counties south and southwest of Houston.

Prosperity Bank® operates the following full service banking centers: Angleton, Bay City, Beeville, Blooming Grove, Clear Lake, Cleveland, Corsicana, Cuero, Dallas—Abrams Centre, Dallas—Camp Wisdom, Dallas—Cedar Hill, Dallas—Kiest, Dallas—Red Oak, Dallas—Preston Road, Dallas—Turtle Creek, Dallas—Westmoreland, Dayton, East Bernard, Edna, El Campo, Ennis, Galveston, Goliad, Hitchcock, Houston—Aldine, Houston—Bellaire, Houston—CityWest, Houston—Copperfield, Houston—Cypress, Houston—Downtown, Houston—Fairfield, Houston—Gladebrook, Houston—Highway 6, Houston—Medical Center, Houston—Memorial, Houston—Post Oak, Houston—River Oaks, Houston—Tanglewood, Houston—Waugh Drive, Houston—Woodcreek, Liberty, Magnolia, Mathis, Mont Belvieu, Needville, Palacios, Sweeny, Victoria, West Columbia, Wharton and Winnie.

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In connection with the proposed merger of Liberty Bancshares, Inc. into Prosperity Bancshares, Inc., Prosperity Bancshares has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Prosperity Bancshares common stock to be issued in one or more transactions involving the acquisition of businesses, assets, properties or securities. In connection with the proposed transaction between Prosperity Bancshares and Liberty Bancshares, the shares of common stock to be issued by Prosperity Bancshares to the shareholders of Liberty Bancshares have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY BANCSHARES. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus may also be obtained by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027, Attn: Investor Relations. Prosperity Bancshares’ telephone number is (713) 693-9300.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by our management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions’ estimates and projections about Prosperity Bancshares, Inc. SM and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity’s control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include whether we can: continue to sustain our current internal growth rate or our total growth rate; successfully close and integrate acquisitions; continue to provide products and services that appeal to our customers; continue to have access to the debt and equity capital we need to sustain our growth; and achieve our sales objectives. Other risks include the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; weather; and the stock price volatility associated with “small-cap” companies. These and various other factors are discussed in our most recent Annual Report on Form 10-K.

Copies of Prosperity Bancshares, Inc.’s SM SEC filings may be downloaded from the Internet at no charge from www.prosperitybanktx.com.

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